November 2012 Pricing Sheet dated November 16, 2012 relating to Preliminary Terms No. 435 dated November 13, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D I N V E S T M E N T S
Opportunities in U.S. and International Equities
Trigger Jump Securities Based on a Basket of Two Equity Indices and Three Exchange-Traded Funds due November 21, 2016
PRICING TERMS – NOVEMBER 16, 2012

Issuer:	Morgan Stanley
Issue price:	$10 per security
Stated principal amount:	$10 per security
Pricing date:	November 16, 2012
Original issue date:	November 21, 2012 (3 business days after the pricing date)
Maturity date:	November 21, 2016
Aggregate principal amount:	$1,895,500
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	40%	1,359.88	0.002941436
	Russell 2000® Index (the “RTY Index”)	RTY	20%	776.28	0.002576390
	iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	10%	$40.41	0.024746350
	iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	20%	$52.09	0.038395085
	iShares® FTSE China 25 Index Fund (the “FXI Shares”)	FXI	10%	$35.76	0.027964206

We refer to the EEM Shares, the EFA Shares and the FXI Shares, collectively, as the underlying shares, the SPX Index and the RTY Index as the underlying indices and, together with the underlying shares, as the basket components.  Bloomberg ticker symbols are being provided for reference purposes only.

Payment at maturity:	•	If the final basket value is greater than the initial basket value:
$10 + the greater of (i) $10 × the basket percent change and (ii) the upside payment
	•	If the final basket value is less than or equal to the initial basket value but greater than or equal to the downside threshold, meaning the value of the basket has remained unchanged or has declined by no more than 30% from its initial value:
$10
	•	If the final basket value is less than the downside threshold, meaning the value of the basket has declined by more than 30% from its initial value:
$10 × basket performance factor
This amount will be less than the stated principal amount of $10, and will represent a loss of more than 30%, and possibly all, of your investment.
Upside payment:	$4.10 per security (41% of the stated principal amount)
Basket percent change:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Downside threshold:	7, which is 70% of the initial basket value
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
On any day, i) in the case of each of the underlying indices, the index closing value on such day for such underlying index or ii) in the case of each of the underlying shares, the share closing price times the adjustment factor on such day for such underlying shares.

Multiplier:
The initial multiplier for each basket component was set on the pricing date based on such basket component’s respective initial basket component value, so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the securities.  See “Basket—Multiplier” above.

Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Valuation date:	November 16, 2016, subject to adjustment for index non-business days, non-trading days and certain market disruption events
CUSIP:	61761H707
ISIN:	US61761H7070
Listing:	The securities will not be listed on any securities exchange.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$10	$0.30	$9.70
Total	$1,895,500	$56,865	$1,838,635
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” on page 22 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for Jump Securities.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by promoted by either of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and  the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 435 dated November 13, 2012
Product Supplement for Jump Securities dated August 17, 2012   Index Supplement dated November 21, 2011   Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.